FORM 4

    (   )  Check this box if no longer
           subject to Section 16.  Form 4
           or Form 5 obligations may continue.
           See Instruction 1(b).

      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person

      Lizanne Galbreath
      437 Madison Avenue, 38th Floor
      New York, New York 10022
   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol

      LaSalle Partners Incorporated, LAP
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

   ____________________________________________________________________________
   4. Statement for Month/Year

      8/97
   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)

    ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
    (X) DIRECTOR
    ( ) 10% OWNER
    (X) OFFICER (GIVE TITLE BELOW)
    ( ) OTHER (SPECIFY TITLE BELOW)

        Officer of subsidiary of the Issuer

   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
    (X) Form filed by One Reporting Person
    ( ) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)

      Common Stock, par value $.01 ("Common Stock")
   ____________________________________________________________________________
   2. Transaction Date (Month/Day/Year)

      August 18, 1997
   ____________________________________________________________________________
   3. Transaction Code (Instr. 8)

       (J), (V), see footnote (1) to this form.
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

      1,560 shares of Common Stock, A.
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

       (i)  199,905
       (ii) 803,308
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

      (i)  199,905 (D), see footnote (2) to this form.
      (ii) 803,308 (I).
   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)

      The 803,308 shares of Common Stock owned indirectly by Ms. Galbreath represent the pro rata portion attributable to Ms. Galbreath of the 1,785,130 shares of Common Stock owned by Galbreath Holdings, LLC.
   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)

      Not applicable
   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security

   ____________________________________________________________________________
   3. Transaction Date (Month/Day/Year)

   ____________________________________________________________________________
   4. Transaction Code (Instr. 8)

   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)

   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)

   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)

   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 4)

   ____________________________________________________________________________
   11. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   EXPLANATION OF RESPONSES:

   Footnotes to Form 4

   (1) On August 18, 1997, Ms. Galbreath's interest in Galbreath-LPL Holdings, LLC, a Delaware limited liability company (Galbreath-LPL), increased in connection with the satisfaction of a previously contracted debt with another member of Galbreath-LPL. As a result of such adjustment, Ms. Galbreath had indirect beneficial ownership of an additional 1,560 shares of Common Stock. In connection with the organization of the Issuer, Galbreath-LPL was issued 349,870 shares, of which, after the aforementioned increase, Ms. Galbreath was entitled to 57.137%.

   (2) On August 18, 1997, Galbreath-LPL, pursuant to the terms of its operating agreement, distributed to its members all of the shares of Common Stock held by Galbreath-LPL. As a result of such distribution, Ms. Galbreath received 199,905 shares of Common Stock.




  /s/ Fritz E. Freidinger as Attorney-in-Fact             October 10, 1997
 **  SIGNATURE OF REPORTING PERSON                        DATE

   _____________________________

 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).